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                                    EXHIBIT 12.1

                          SAN DIEGO GAS & ELECTRIC COMPANY

            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS


                                                                                      3 Months
                                                                                       Ended
                        1990        1991        1992         1993        1994       3/31/95
                     ----------  ----------  ----------   ----------  ----------  ----------

Fixed Charges:

Interest:
  Long-Term Debt     $ 97,894    $ 98,802     $100,776    $ 93,402     $ 93,076     $ 24,853
  Short-Term Debt      12,301       8,234        6,242       7,980       10,322        3,187
Amortization of Debt
 Discount and Expense,
 Less Premium           2,465       2,471        2,881       4,162        4,604        1,293
Interest Portion of
 Annual Rentals        20,898      18,067       14,677      19,206       21,998        7,039
                    ----------  ----------  -----------  ----------   ----------   ----------
   Total Fixed
    Charges           133,558     127,574      124,576     124,750      130,000       36,372
                    ----------  ----------  -----------  ----------   ----------   ----------
Preferred Dividends
 Requirements          10,863      10,535        9,600       8,565        7,663        1,916
Ratio of Income Before
 Tax to Net Income    1.75499     1.63017      1.72369     1.67794      1.90447      1.72994
                    ----------  ----------  -----------  ----------  ----------   ----------
Preferred Dividends
 for Purpose of Ratio  19,064      17,174       16,547      14,372       14,594        3,315
                    ----------  ----------   ----------  ----------  ----------   ----------
 Total Fixed Charges
  and Preferred
  Dividends for
  Purpose of Ratio   $152,622    $144,748     $141,123    $139,122     $144,594     $ 39,687
                    ==========  ==========   ==========  ==========  ==========   ==========
Earnings:

Net Income (before
 preferred dividend
 requirements)       $207,841    $208,060     $210,657   $218,715      $143,477     $ 61,850
Add:
 Fixed Charges
  (from above)        133,558     127,574      124,576    124,750       130,000       36,372
 Less: Fixed Charges
  Capitalized           3,306       2,907        2,242      5,789         6,792        2,200
Taxes on Income       156,917     131,114      152,451    148,275       129,771       45,147
                   ----------  ----------   ----------  ----------  -----------    ---------
 Total Earnings for
  Purpose of Ratio   $495,010    $463,841     $485,442   $485,951      $396,456     $141,169
                   ==========  ==========   ==========  ==========  ===========   ==========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends               3.24        3.20         3.44       3.49          2.74         3.56
                   ==========  ==========   ==========  ==========  ==========    ==========

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